

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 17, 2020

Gary Bechtel
Chief Executive Officer
Red Oak Capital Intermediate Income Fund, LLC
625 Kenmoor Avenue SE, Suite 200
Grand Rapids, MI 49546

      Re: Red Oak Capital Intermediate Income Fund, LLC
          Offering Statement on Form 1-A
          Response dated December 9, 2020
          File No. 024-11274

Dear Mr. Bechtel:

We have reviewed your response and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 16, 2020 letter.

Response dated December 9, 2020

General

1.   We note your response to oral comment 1 and we disagree with your analysis as to whether funds from this offering should be aggregated with the Sponsored Funds that are Regulation A issuers; however, we have no further comments at this time. Please note that we may have further comments in the future.

You may contact Peter McPhun at 202-551-3581 or Robert Telewicz at 202-551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at 202-551-5833 or Maryse Mills-Apenteng at 202-551-3457 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction